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                               September 1, 2020

       Randall C. Schatzman
       Chief Executive Officer
       Bolt Biotherapeutics, Inc.
       900 Chesapeake Drive
       Redwood City, CA 94063

                                                        Re: Bolt
Biotherapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
10, 2020
                                                            CIK No. 0001641281

       Dear Dr. Schatzman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Overview, page 1

   1.                                                   We note your disclosure
that your lead product candidate has a    favorable safety and
                                                        tolerability profile,
 has a    favorable preclinical safety profile    and has    preclinical data
                                                        [that] showe[s]
compelling anti-tumor efficacy.    We also note your disclosure related to
                                                        PD-L1 that you
"observed superior anti-tumor efficacy." Determination as to a drug's safety and efficacy are
solely within the purview of the FDA or other regulatory body. As your product candidates
have not received FDA approval, it is premature to suggest or imply that they are
safe or effective. Please revise your disclosure here and any similar statements throughout
the prospectus accordingly.
   2. We note your disclosure that in your preclinical studies you "observed complete
 Randall C. Schatzman
Bolt Biotherapeutics, Inc.
September 1, 2020
Page 2
         regression and durable anti-tumor effects" and "promising anti-tumor effects." We also note other similar conclusory statements throughout the filing regarding your preclinical studies. Please revise the descriptions of your preclinical studies in the prospectus summary and throughout to focus on the specific factual details of the studies, including quantitative information regarding the range of results observed. In addition, in your prospectus summary, clarify that the preclinical trials involved mice and non-human primates. Similarly, in your Business section, please revise to include more detailed descriptions of each preclinical trial conducted, including the number of tests conducted, the number of mice or non-human primates used in each test and the range of results observed.
Our Pipeline, page 4

3. Please revise the pipeline chart to include individual columns for each of the three phases of clinical development. Please also advise what you mean by "Registrational" or, alternatively, please remove.
Implications of Being an Emerging Growth Company, page 6

4. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Risk Factors
Risks Related to Our Business Operations, Employee Matters and Managing Growth Our business, operations and clinical development plans and timelines, page 49

5. We note your disclosure on page 49 that your "clinical trials have been and may continue to be affected by the COVID-19 pandemic." Please revise the referenced risk factor to discuss in greater detail how your clinical trials have been affected. Risks Related to This Offering and Our Common Stock
Our amended and restated certificate of incorporation , page 60

6. We note your disclosure on pages 60 and 163 that your amended and restated certificate of incorporation will include exclusive forum provisions that do not apply to suits brought to enforce a duty or liability created by the Exchange Act. Please ensure that the exclusive
FirstName LastNameRandall C. Schatzman
       forum provisions in the governing documents clearly state that they do not apply to
Comapany    NameBolt
       actions          Biotherapeutics,
                arising under            Inc.Act, or tell us how you will
inform investors in future
                              the Exchange
       filings
September      that the
            1, 2020     provisions
                     Page  2       do not apply to any actions arising under
the Exchange Act.
FirstName LastName
 Randall C. Schatzman
FirstName  LastNameRandall C. Schatzman
Bolt Biotherapeutics, Inc.
Comapany 1,
September  NameBolt
              2020 Biotherapeutics, Inc.
September
Page 3     1, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Comparison of the Years Ended December 31, 2018 and 2019, page 75

7. You disclose that research and development expenses and general and administrative expenses increased in the year ended December 31, 2019 as compared to 2018 as a result of higher personnel-related expenses due to increased headcount. Please revise to disclose the specific changes in and additions to headcount that contributed to the increase in expenses.
8. We see that $12.2 million of the increase in research and development expenses related to BDC-1001 and your other preclinical programs due to the completion of your GLP toxicology program and the submission of your IND application for BDC-1001. Please revise to provide a more detailed discussion of research and development expenses related to your product candidates, including a discussion of the nature of expenses incurred and the existence of any trends, events or uncertainties that are reasonably likely to impact future results of operations or financial position. See Item 303(a)(3) of Regulation S-K for further guidance.
Critical Accounting Policies and Significant Judgments and Estimates,
Stock-Based
Compensation Expense, page 82

9. We see that you issued 11.3 million stock options during the year ended December 31,
         2019. Please revise to disclose the fair value of common stock that was used during the the fiscal year and any subsequent interim period provided in the financial statements to determine the fair value of the stock options. In that regard, provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common stock and the estimated offering price.
Business
License and Collaboration Agreements
License Agreements with Stanford University, page 107

10. Please refer to the fourth paragraph on page 107. We note that you are obligated to pay
         Stanford a percentage based upon consideration received from granting sublicenses.
         Please revise your description of the sublicense percentage to provide a range that does not exceed ten percent.
Intellectual Property, page 110

11. Please revise the second paragraph on page 111 to specify the product candidates or technologies to which the patents and pending patent applications relate, and specify whether each of the listed patents and patent applications are subject to the 2015 Stanford
         Agreement or to the 2018 Stanford Agreement as Stanford has retained different rights in each of these agreements. In addition, clarify which of the pending patent applications are
 Randall C. Schatzman
Bolt Biotherapeutics, Inc.
September 1, 2020
Page 4
         provisional patent applications.
Executive Compensation
Employment Arrangements
David Dornan, Ph.D., page 142

12. Please file David Dornan's Offer Letter as an exhibit to your registration statement or tell us why you believe this is not necessary.
Note 2. Summary of Significant Accounting Policies, Unaudited Pro Forma
Financial
Information, page F-8

13. We reference the discussion of the pro forma balance sheet reflecting the changes in capitalization at the closing of the IPO. Please revise to present the pro forma balance sheet (excluding effects of offering proceeds) alongside of the historical balance sheet giving effect to the change in capitalization.
       You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Sonia Bednarowski at 202-551-3666 with any other questions.



FirstName LastNameRandall C. Schatzman                          Sincerely,
Comapany NameBolt Biotherapeutics, Inc.
                                                                Division of
Corporation Finance
September 1, 2020 Page 4                                        Office of Life
Sciences
FirstName LastName